Exhibit 99.1

UP Fintech Holding Limited Reports Approval for Capital Markets Licence in Singapore

BEIJING, China, July 23, 2019 — UP Fintech Holding Limited (“UP Fintech” or the “Company”) (NASDAQ: TIGR), a leading online brokerage firm focusing on global Chinese investors, today announced that its wholly-owned subsidiary, Tiger Brokers (Singapore) Pte. Ltd. (“Tiger Brokers Singapore”), received approval for a capital markets services licence from the Monetary Authority of Singapore (“MAS”) on July 19, 2019. The licence is for the regulated activities of dealing in capital markets products, product financing and providing custodial services in Singapore.

The licence will help the Company expand its global capabilities to keep up with increasing demand for capital markets services and will allow Tiger Brokers Singapore to commence providing securities and derivatives trading services to Singaporean residents.

Tianhua Wu, the Company’s Chief Executive Officer and Director, commented, “We are excited about our foray into the financial industry in Singapore and look forward to giving institutional clients and Singaporean residents the opportunity to invest locally and globally through our innovative trading platform. Singapore continues to play a critical role in global capital markets and we look forward to contributing to Singapore’s continued growth.”

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, account management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses. For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; trends and competition in global financial market; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com
Tel: +1 (646) 308-1535

Jack Wang

ICR, Inc.

Email: tiger.ir@icrinc.com
Tel: +1 (646) 308-1535